CONSENT OF BRUCE DAVIS

I, Bruce Davis, FAusIMM, consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-181020) of the references to my name and the technical information included in the Material Change Report of NovaCopper Inc., dated July 26, 2012.

DATED: July 26, 2012

/s/ Bruce Davis
Name: Bruce Davis, FAusIMM